June 27, 2011	Philip T. Colton Direct Phone: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549

Attention:	Ms. Sonia G. Barros, Special Counsel Mr. Adam F. Turk

RE:	American Church Mortgage Company Post-Effective Amendment on Form S-11 Filed May 10, 2011 File No. 333-154831

Ladies and Gentlemen:

On behalf of American Church Mortgage Company (the “Company”), a Minnesota corporation, we are responding to the comments presented in the letter from Ms. Sonia G. Barros dated May 24, 2011. For the Staff’s convenience, our Response is preceded by the related Staff Comment.

General

Comment 1.	We note that your original registration statement was declared effective on May 30, 2009 and included your audited financial statements for the year ended December 31, 2007. In Item 37(1)(a) of that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. Your last post-effective amendment was filed December 28, 2009, became effective January 7, 2010 and contained financial statements for the year ended December 31, 2008. It appears that your most recent Section 10(a)(3) update for December 31, 2009 financial statements was required by April 30, 2010. Please provide us with a legal analysis of your compliance with Sections 5 and l0(a)(3) of the Securities Act of 1933.

June 27, 2011

Securities and Exchange Commission

Response 1.	The Company filed a Post-Effective Amendment No. 1 to Form S-11 Registration Statement on December 28, 2009. The Securities and Exchange Commission (the “SEC”) declared the Post-Effective Amendment effective on January 7, 2010. Under Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), Rule 427 of Regulation C under the Securities Act and Section 1220.1(f) of the Division of Corporate Finance, Financial Reporting Manual, a prospectus does not meet the requirements of Section 10 if it is used beyond nine months after its effective date and the audited balance sheet is more than 16 months old. The Post-Effective Amendment declared effective on January 7, 2010 could be used through April 30, 2010, and arguably, through October 7, 2010 (until nine months after the effective date of the Post-Effective Amendment). The Company made sales pursuant to the prospectus contained in the January 2010 Post-effective Amendment (the “Prospectus”) after April 30, 2010 and October 7, 2010. Sales efforts ceased when Post-Effective Amendment No. 2 to Form S-11 was filed with the SEC on May 10, 2011. The vast majority of transactions made subsequent to May 1, 2010 were exempt under Section 3(a)(9) of the Securities Act as securities exchanged by the Company with its existing security holders because no commission or other remuneration was paid in connection with shareholders’ purchases of certificates through the redemptions of their shares. Moreover, these purchasers received a copy of the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2010 and the Company’s 2010 Proxy Statement filed with the SEC on April 21, 2010. These documents were received well in advance of any transaction so that such certificate purchasers actually received any information that arguably should have been included in the Prospectus used after January 7, 2010.

Other purchasers of the certificates were aware of the Company’s public filings since the date of the Prospectus. As the Additional Information section in the Prospectus makes clear, among other sections, the Company informed all prospective purchasers that it files public reports with the SEC. In addition, this section of the Prospectus directs purchasers to the location where publicly-filed information regarding the Company (including current financial information) can easily be obtained. The Company also notes that its financial performance has improved each quarter since the original filing of the Form S-11 Registration Statement in October 2008, that it has had no complaints with respect to any certificates purchased, and it has not defaulted on any principal or interest payment due on a certificate since this form of investment was first offered by the Company in 2002.

The Company proposes to add the following risk factor to the Post-Effective Amendment filed on May 10, 2011 prior to receipt of an Order of Effectiveness. This risk factor will be added to p. 14 of the prospectus just before the risk entitled, “We Have Fluctuating Earnings.”

June 27, 2011

Securities and Exchange Commission

Requests to Rescind Prior Certificate Purchases, If Legally Determined to be Proper, Could Negatively Affect Our Liquidity and Financial Position.

During 2010 and early 2011, the Company sold Certificates while the registration statement on file with the SEC may not have been adequately updated. The Company presently believes that the amount of Certificates sold while this circumstance may have existed approximates $1.18 million. Claims for rescission, if pursued and determined to be valid, could affect cash available for investment or other general working capital needs of the Company.

The Company also covenants in the future to supplement the Form S-11 Registration Statement with each Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report on Form 8-K immediately after each of such reports is filed with the SEC. This practice will ensure that the prospectus is kept current with SEC filings and that prospective investors receive current financial information regarding the Company when the prospectus is delivered, rather than relying on the electronic availability of such data.

Please advise as to whether and when a Post-Effective Amendment should be filed incorporating the above revision and first quarter financial information. The Company will request acceleration of effectiveness at the time of such filing. We note that the Company’s Tandy Statement, in executed form, is attached hereto as Exhibit A. We look forward to your response.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton

Philip T. Colton

PTC

cc:      Philip J. Myers (American Church Mortgage Company)

Exhibit A

[American Church Mortgage Company logo]

June 27, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Sonia G. Barros, Special Counsel

RE:	American Church Mortgage Company Post-Effective Amendment on Form S-11 Filed May 10, 2011 File No. 333-154831

Ladies and Gentleman:

In connection with the letter dated May 24, 2011 from the U.S. Securities and Exchange Commission (the “Commission”), to American Church Mortgage Company (the “Company”), the Company hereby acknowledges the following with respect to the above-captioned Post-Effective Amendment on Form S-11 (the “filing”):

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Scott J. Marquis
Scott J. Marquis
Chief Financial Officer